Exhibit 99.1

Amarin Corporation plc

Interim financial statements as of and for the six months ended 30 June 2003 and 2002

(Unaudited)

Contents

Management’s commentary on results	2
Independent accountants’ report to the Board of Directors of Amarin Corporation plc	7
Consolidated profit and loss account (UK GAAP)	8
Consolidated balance sheets (UK GAAP)	9
Reconciliation of movements in group shareholders’ funds/(deficit) (UK GAAP)	10
Statement of group total recognised gains and losses (UK GAAP)	10
Consolidated cash flow statement (UK GAAP)	11
Reconciliation of operating (loss)/profit to net cash outflow from operating activities (UK GAAP)	12
Notes to unaudited condensed interim financial statements	13

Amarin Corporation plc

Interim financial statements as of and for the six months ended 30 June 2003 and 2002

Management’s commentary on results

Profit and loss account

     On 1 January 2003, the functional and reporting currency of the Group was changed to US dollars from pounds sterling. The comparative financial data included in this commentary, which have historically been reported in pounds sterling, have been recalculated as if converted to US dollars at the 31 December 2002 closing exchange rate of $1.6099 to £1.

     Net sales were $5.9 million for the six months ended 30 June, 2003, a decline of $34.0 million or 85% over $39.9 million in the first six months of 2002. Our results are highly dependent on the performance of our US sales and marketing operations and, in particular, on our sales of Permax®, a dopamine agonist treatment for Parkinson’s disease. Permax® accounted for 6% of our US net sales and 3% of our worldwide net sales in the first six months of 2003, as compared to 81% of our US and 71% of our worldwide net sales in the first six months of 2002.

     Permax® competes in the US market with a number of other dopamine agonists as well as other treatments of Parkinson’s disease. In late 2002 a pergolide mesylate generic competitor to Permax® was approved and was launched in December of that year. This competition, which had been anticipated, has had a major impact on our results for the first half of 2003 compared to that of the comparable period of 2002 when Permax® had marketing exclusivity. During the first half of 2003, the pergolide mesylate generic has gained an increasing share of the pergolide market. In December 2002 the generic held 9% of total pergolide prescriptions and in June 2003 this had increased to 49%. On average, the pergolide mesylate generic accounted for 39% of pergolide prescriptions filled in the first half of 2003.

     Also, in the first six months of 2003, pergolide products (comprising Permax® and the generic competitor) continued to lose market share to other dopamine agonists. Total prescriptions of pergolide products declined 18% compared to the same period in 2002.

     At the end of 2002, according to independent in-market data, Permax® inventories represented just over five months forward coverage at December 2002 consumption rates. During the second quarter of 2003, actual inventory information was obtained from two of our top three customers and this indicated that actual in-market inventories were higher for those customers than that shown by the independent source for the market as a whole.

     The decline in demand for Permax® in the first six months of 2003 has had the effect of increasing the forward coverage of inventories of Permax® held by wholesalers, who are our largest customers. Although the absolute levels of in-market inventories, according to independent in-market data, have declined 20% from the end of December 2002 to the end of June 2003, the number of months forward coverage has increased due to the almost 50% decline in demand for Permax®. Consequently at the end of June 2003, in-market inventories according to independent in-market data had risen to 8.1 months forward coverage. Actual in-market inventories for two of our top three customers were again obtained early in the third quarter of 2003 and this indicated levels of in-market inventory for those customers higher than the independent source for the market as a whole.

     As a consequence of this increasing forward coverage of customers’ in-market inventories and continuing declines in demand, sales of Permax® to our customers have declined significantly and our exposure to returns, inventory losses and rebate liabilities has increased. In the first half of 2003 we booked net charges totaling $7.3 million in respect of these exposures, of which $6.1 million has been recognized on the revenue line.

     After the impact of these provisions, Permax® revenues in the first half of 2003 declined to $0.2 million compared to $28.4 million in the comparable period of 2002. This decline has been a major contributor to the overall decline in Group revenue for the first half of 2003.

Amarin Corporation plc

     Subsequent to 30 June, 2003, Permax® in-market demand has continued to decline although at a slower rate than during the first six months of 2003. At the end of August, independent in-market data indicated that the generic market share of pergolide prescriptions was 54% compared to 49% at 30 June 2003. According to independent in-market data, the forward coverage of customers’ in-market inventories of Permax® at the end of August 2003 was 8.1 months, the same forward coverage as reported by independent sources at 30 June, 2003. As indicated by actual inventory levels obtained from two of our largest customers, the actual in-market inventory levels of Permax® might be higher than the 8.1 months reported by this independent source.

     Sales of all other products also declined in the first half of 2003 compared to the same period in 2002; the Bontril™ and Phrenilin® lines declined by approximately $1 million to $1.3 million and $1.8 million to $1.3 million respectively. For the Bontril™ line, the decline reflects a reduction in volumes (due to declining in-market demand and reductions of wholesaler inventories), offset by favourable average net pricing. The decline in Phrenilin® is also a result of reductions in volumes (again due to declining in-market demand and reductions of wholesaler inventories) and lower average net pricing.

     Cost of sales was $6.5 million for the six months ended 30 June, 2003, a decrease of $9.0 million, or 58%, compared to the $15.5 million for the six months ended 30 June, 2002.

     As indicated in the discussion of net sales above, in the first half of 2003, charges of $7.3 million have been made to turnover and cost of sales to provide against potentially excessive and obsolete Permax® inventories, offset by a credit of $0.6 million reflecting a reduction in the royalty payable to Elan Corporation plc and certain of its affiliates (“Elan”) (a related party) on Permax® sales. There were no comparable charges in the first half 2002.

     Cost of sales was 110% of net sales during the six months ended 30 June, 2003, compared to 39% for the same period of the prior year. The increase is primarily due to the charges for Permax® inventory losses and the provisions for Permax® returns and rebates that have reduced net sales in the first half of 2003. Before the impact of these Permax® charges, cost of sales was 44% of net sales, an increase of 5% over the first six months of 2002. This increase is due to a reduction in royalty income from our drug delivery business, on which there is no cost of sales, and a reduction in development milestones revenue, again on which there is no cost of sales.

     Selling, general and administrative expenses were $11.2 million in the six months ended 30 June, 2003, a decrease of $1.5 million, or 12%, compared to $12.7 million for the six months ended 30 June, 2002. The decline primarily reflects a reduction in marketing costs in the first half of 2003 following the launch of generic competition to Permax®.

     Research and development expenses were $3.1 million in the six months ended 30 June, 2003, with no change compared to the six months ended 30 June, 2002.

     Product rights amortization expense was $2.7 million in the six months ended 30 June, 2003, a decrease of $0.2 million, or 7%, compared to $2.9 million for the six months ended 30 June, 2002. In the first six months of 2002, the amortization charge reflected an anticipated economic useful life for Permax® of 15 years. Following an impairment write down of the Permax® intangible product rights at the end of 2002, the product life has been revised downward to 10 years. The reduction in amortization reflects the net impact of a faster amortization and a lower written-down asset carrying value.

     In January 2003, we renegotiated our debt and deferred payment obligations with Elan and agreed to a reduction in the deferred consideration payable for the acquisition of Permax® of $7.5 million. Under UK GAAP the gain on the renegotiation of our deferred payment obligation has been reflected as an exceptional credit to operating expenses. This exceptional credit, offset by Permax® charges of $7.3 million gives a net exceptional income of $0.2 million for the six months ended 30 June, 2003.

Amarin Corporation plc

Cash flow and net assets

     As of 30 June, 2003, we had cash and cash equivalents of $11.2 million and net current liabilities of $9.7 million. As of 31 December, 2002, we had cash and cash equivalents of $24.3 million and net current liabilities of $19.3 million.

     Net cash outflow on operations was $4.7 million for the six months ended 30 June, 2003, a decrease of $0.9 million from the outflow of $5.6 million for the six months ended 30 June, 2002. The reduction in net cash outflow reflects the reduction in net sales and operating income offset by reductions in receivables and changes in other working capital balances.

     Net cash used in investing activities during the six months ended 30 June, 2003 was $5.0 million, representing the continuing payment of deferred acquisition consideration for the Permax® product rights. The net cash used in investing activity in the six months ended 30 June, 2002 of $7.5 million also reflects the acquisition consideration paid for Permax®.

     Net cash generated from financing activities was $2.6 million in the six months ended 30 June, 2003 reflecting the net proceeds from a private placement of equity in January of $19.9 million offset by the repayment of loans to Elan arising on the 2001 acquisition of Permax® of $17.5 million. In the six months ended 30 June, 2002, net cash used by financing activity was $0.2 million.

Recent developments

     In August 2003, we restructured our debt and deferred payment obligations with Elan in order to give us until 31 December, 2003 to raise sufficient capital to repay these obligations and fund our operations beyond the end of the year.

     As part of our August 2003 restructuring with Elan, we agreed to pay:

•	$30 million in cash to Elan no later than 31 December, 2003; and

•	$10 million in Amarin’s ordinary shares (or, if our American Depositary Shares are then trading in excess of $6.00 per share, 1,666,667 ordinary shares) if and when annual net sales for Zelapar™ exceed $20 million.

     We also granted to Elan a fixed and floating charge over all of our assets, which has the effect of converting Elan from an unsecured to a secured creditor. Upon our payment of the $30 million to Elan on or before 31 December, 2003, Elan’s fixed and floating charge over our assets will be reduced to $5 million. In consideration for our obligations, Elan agreed to:

•	a moratorium on our debt and interest payments until 31 December, 2003;

•	the full and final settlement of all debt and deferred payments due to Elan ($46.5 million at 30 June, 2003); and

•	the elimination of other existing option and milestone payments relating to Zelapar™ (presently totaling potentially up to $57.5 million).

     We have also agreed with Elan that if we:

•	are unable or otherwise fail to pay the $30 million in cash by 31 December, 2003 (or if, notwithstanding such payment, we are in default under our agreement with Eli Lilly and Company or its affiliates with respect to Permax® or any of our agreements with Elan);

•	are in breach under any of our agreements with Elan for a period of 30 days after notice or suffer certain insolvency-related events; or

Amarin Corporation plc

•	have not satisfied our $30 million payment obligations to Elan within five days after a third party acquires 50% or more of our voting stock or we experience a similar change of control,

then the full amount of the debt and deferred payments due to Elan ($46.5 million at 30 June, 2003) will become payable upon demand and Elan will have full rights as a secured creditor. Elan will also be able, at its sole option, subject to receipt of required shareholder or other approvals, to convert all or part of its debt and deferred payments into ordinary shares of Amarin at the then-current market price of our American Depositary Shares. We also agreed to use our best commercial efforts to obtain all necessary shareholder approvals and other consents to facilitate such a conversion and agreed to register Elan’s ordinary shares issued on such a conversion.

     Under the terms of our restructuring, our right to acquire Elan’s US rights to Zelapar™ has been modified principally as follows:

•	all rights revert to Elan if we are unable or otherwise fail to pay the $30 million in cash by 31 December, 2003 or (despite such payment) if we have suffered certain insolvency-related events, are in default under our agreement with Eli Lilly and Company or its affiliates for Permax® or in default under any of our Elan agreements;

•	we will be deemed to have exercised our option for Zelapar™ (with no additional exercise price due) if we pay Elan the $30 million by year-end and no such defaults exist;

•	as indicated above, we have agreed to pay our milestone payment to Elan (if and when 12-month net sales of Zelapar™ exceed $20 million) in ordinary shares of Amarin; however, if a third party acquires 50% or more of our voting stock or we experience a similar change of control prior to the milestone becoming due, the milestone payment must be paid in cash at the higher of $10 million or the then-trading price of our American Depositary Shares multiplied by 1,666,667. In addition, if we do not obtain the approvals from shareholders or otherwise necessary to allot the ordinary shares, we must make the payment in cash;

•	we are obligated to pay all development costs incurred for Zelapar™ after 31 December, 2002; and

•	we have agreed with Elan not to sell, assign or otherwise dispose of any Zelapar™ rights we may acquire without Elan’s prior consent.

     Our existing obligation to pay Elan a royalty of 12.5% on future sales of Zelapar™ continues, although the royalty rate may be reduced as described below.

     In conjunction with restructuring our obligations with Elan, we have undertaken to use our commercial best efforts (subject to the fiduciary obligations of our board of directors) to sell all or substantially all of our primary care portfolio and our Swedish subsidiary for upfront cash consideration of a reasonable sum and as expeditiously as is reasonably practicable. Unless we have paid Elan at least $30 million by 31 December, 2003 and are otherwise in compliance with our agreements with Elan, we have agreed to apply at least 90% of the net proceeds of any of these asset sales, or from the issuance before year-end of equity securities, warrants to acquire equity securities or debt convertible into equity securities, as follows:

•	to Elan a non-refundable sum of $5 million;

•	to Elan toward amounts payable in connection with our Permax® acquisition;

•	to Elan in prepayment of the $6.5 million due in respect of the Carnrick line of products;

•	to Elan in respect of any loan amounts outstanding or other obligations due Elan; and

•	as we in our discretion may think fit.

Amarin Corporation plc

     We also have agreed with Elan that we will pay it up to $10 million from net proceeds from the sale of our primary care portfolio, our Swedish subsidiary or equity-related financings that we receive after our obligations with respect to Permax® and the Carnrick line of products have been satisfied. We will not be obligated to make such a payment unless the total net proceeds we receive from such sales and financings on or prior to 30 June, 2004 (including prior to satisfaction of our Permax® and Carnrick obligations) exceed $40 million, in which case the payment will equal one-half (up to $10 million) of the amount by which the total net proceeds exceed $40 million. Any such payment will have the effect of reducing our royalty obligations with respect to Zelapar™ by one-half of 1% for each $1 million paid to Elan (or from 12.5% to no less than 7.5%).

     As part of our agreement with Elan, we granted Elan the additional right, at its option but subject to receipt of required shareholder or other approvals, to convert the amount due Elan with respect to the Carnrick line of products into ordinary shares at a conversion price of $5.00 per share. The option is not exercisable prior to 1 January, 2004. Elan also has the right, at any time this option could be exercised, to require instead that we pay to it the greater of $6.5 million and the product of 1.3 million times the 30-day trading price of our American Depositary Shares in satisfaction of our Carnrick obligations to Elan.

     In September 2003, we confirmed that Watson Pharmaceuticals Inc. had received approval on its Abbreviated New Drug Application (ANDA) for 5mg glipizide extended-release tablets from the United States Food and Drug Administration. Additionally, Watson Pharmaceuticals received tentative approval for the 10mg strength. We are entitled to a royalty on all sales of the generic formulation as part of our agreement with Watson Pharmaceuticals. Glipizide extended release tablets are marketed in the United States under the trade name Glucotrol XL® by Pfizer, Inc. Glucotrol XL (glipizide extended release tablets) is indicated as an adjunct to diet for the control of hyperglycemia in patients with type-2 diabetes.

     At the present time, we only have cash available into the fourth quarter of 2003. We need to raise additional capital in order to repay Elan and to fund our working capital requirements beyond the fourth quarter of 2003. We may do so through such means as the issuance of further shares, the creation of convertible debt, or the disposal of certain assets, potentially including our primary care portfolio, our Swedish subsidiary, Amarin Development AB, or other assets. At the present time, we are pursuing the sale of Amarin Development AB and our portfolio of non-Parkinson drugs marketed by our US subsidiary. We have received interest from third parties to acquire these assets and continue to pursue this interest. There is no assurance that our efforts to re-finance or fund our debt and our other payment obligations or dispose of any assets will be successful. If our efforts are unsuccessful, we will not be able to meet our payment obligations due at 31 December, 2003 or fund our business beyond the fourth quarter of 2003.

     Our ability to execute our business strategy and sustain our infrastructure at its current level will be impacted by when, and whether or not, we are able to raise additional capital. The consolidated interim financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amount and classification of liabilities or any other adjustments that might be necessary should we be unable to continue as a going concern.

Amarin Corporation plc

Independent accountants’ report
To the Board of Directors of Amarin Corporation plc

We have reviewed the accompanying condensed consolidated balance sheet of Amarin Corporation plc and subsidiaries as of 30 June 2003, and the related condensed consolidated statements of income and cash flows for the six-month periods ended 30 June 2003 and 2002, collectively the “interim financial statements”. These interim financial statements are the responsibility of the company’s management.

We conducted our review in accordance with guidance contained in Bulletin 1999/4 issued by the Auditing Practices Board for use in the United Kingdom and standards established by the American Institute of Certified Public Accountants. A review of interim financial information consists principally of applying analytical procedures and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with generally accepted auditing standards, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

Based on our reviews, we are not aware of any material modifications that should be made to the condensed interim financial statements referred to above for them to be in conformity with accounting principles generally accepted in the United Kingdom and the United States of America.

We have previously audited, in accordance with auditing standards generally accepted in the United Kingdom and the United States of America, the consolidated balance sheet of Amarin Corporation plc and subsidiaries as of 31 December 2002, and the related consolidated statements of income, retained earnings, and cash flows for the year then ended (not presented herein); and in our report dated 24 April 2003, except as to the information presented in note 40, for which the date is 31 July 2003, we expressed an unqualified opinion on those consolidated financial statements. In our opinion, the information set forth in the accompanying condensed consolidated balance sheet as of 31 December 2002, is fairly stated, in all material respects, in relation to the consolidated balance sheet from which it has been derived.

Note 40 of the Company’s audited financial statements as of 31 December 2002, and for the year then ended discloses that the Company has suffered adverse trading conditions since 31 December 2002. Our auditor’s report on those financial statements includes an explanatory paragraph referring to the matters in Note 40 of those financial statements and indicating that these matters raised substantial doubt about the Company’s ability to continue as a going concern. As indicated in Note 1 of these unaudited interim financial statements as of 30 June 2003, and for the six months then ended, the Company has not yet secured finance sufficient to allow the company to meet its short-term debt obligations and to fund its ongoing operational needs. The accompanying interim financial information does not include any adjustments that might result from the outcome of this uncertainty.

Accounting principles generally accepted in the United Kingdom vary in certain important respects from accounting principles generally accepted in the United States of America. The application of the latter would have affected the determination of consolidated net (loss)/profit for each of the two periods ended 30 June 2003 and 30 June 2002 and the determination of consolidated shareholders’ equity at 30 June 2003 and 31 December 2002 to the extent summarised in note 7 to the condensed interim financial statements referred to above.

/s/ PricewaterhouseCoopers LLP
PricewaterhouseCoopers LLP
Chartered Accountants
Cambridge, England
30 September 2003

Amarin Corporation plc

Consolidated profit and loss account (UK GAAP)

	Six months to 30 June

		2003		2002

	Pre-	Exceptional
	exceptional	items
	items	(Note 3)	Total	Total
Unaudited	$’000	$’000	$’000	$’000

Turnover
Continuing operations	12,009	(6,147)	5,862	39,868

Cost of sales
Continuing operations	(5,341)	(1,129)	(6,470)	(15,490)

Gross profit
Continuing operations			(608)	24,378

Operating expenses
Continuing operations	(17,011)	7,500	(9,511)	(18,722)
Discontinued operations	—	—	—	(9)

	(17,011)	7,500	(9,511)	(18,731)

Operating (loss)/profit
Continuing operations			(10,119)	5,656
Discontinued operations			—	(9)

			(10,119)	5,647

Interest receivable and similar income			19	50
Interest payable and similar charges			(466)	(785)
Foreign exchange			—	3,732

(Loss)/profit on ordinary activities before tax			(10,566)	8,644
Tax on (loss)/profit on ordinary activities			(143)	459

(Loss)/profit for the financial period			(10,709)	9,103
Dividends — non-equity			(24)	(48)

Retained (loss)/profit for the financial period			(10,733)	9,055

	$	$
(Loss)/earnings per ordinary share	(0.66)	0.92
Diluted (loss)/earnings per share	(0.66)	0.76

The accompanying notes are an integral part of these interim financial statements.

Amarin Corporation plc

Consolidated balance sheets (UK GAAP)

		30 June	31 December
		2003	2002
Unaudited	Note	$’000	$’000

Fixed assets
Intangible assets		44,747	47,455
Tangible assets		2,305	2,386

		47,052	49,841

Current assets
Stock	4	6,331	7,727
Debtors		3,696	15,606
Cash at bank and in hand		11,232	24,264

		21,259	47,597

Creditors: amounts falling due within one year		(30,973)	(66,903)

Net current liabilities		(9,714)	(19,306)

Total assets less current liabilities		37,338	30,535

Creditors: amounts falling due after more than one year		(34,311)	(36,693)
Provisions for liabilities and charges		(45)	(50)

Net assets/(liabilities)		2,982	(6,208)

Capital and reserves
Called up share capital		29,076	19,058
Share premium account	6	71,015	61,146
Merger reserve		(1,653)	(1,653)
Profit and loss account — deficit	6	(95,456)	(84,759)

Total shareholders’ funds/(deficit)		2,982	(6,208)

Analysis of shareholders’ funds/(deficit)
Equity		2,982	(16,199)
Non-equity		—	9,991

		2,982	(6,208)

The accompanying notes are an integral part of these interim financial statements.

Amarin Corporation plc

Reconciliation of movements in group shareholders’ funds/(deficit) (UK GAAP)

	Six months
	ended	Year ended
	30 June	31 December
	2003	2002
Unaudited	$’000	$’000

Loss for the financial period	(10,709)	(37,047)
Dividends — non equity	(24)	(122)
New share capital issued	21,197	198
Exchange adjustments offset in reserves	36	(1,628)
Share issuance costs	(1,310)	(406)

Net change in shareholders’ funds/(deficit)	9,190	(39,005)
Opening shareholders’ (deficit)/ funds	(6,208)	32,797

Closing shareholders’ funds/(deficit)	2,982	(6,208)

Statement of group total recognised gains and losses (UK GAAP)

	Six months	Six months
	to	to
	30 June	30 June
	2003	2002
Unaudited	$’000	$’000

(Loss)/profit for the period	(10,709)	9,103
Exchange adjustments offset in reserves	36	(1,502)

Total recognised (losses)/gains relating to the period	(10,673)	7,601

The accompanying notes are an integral part of these interim financial statements.

Amarin Corporation plc

Consolidated cash flow statement (UK GAAP)

	Six months	Six months
	to	to
	30 June	30 June
	2003	2002
Unaudited	$’000	$’000

Net cash outflow from operating activities	(4,729)	(5,602)

Returns on investment and servicing of finance
Dividends paid on non-equity shares	(24)	(48)
Interest received	19	50
Interest paid on loans and finance leases	(2,733)	—

Net cash (outflow)/inflow from returns on investments and servicing of finance	(2,738)	2

Taxation
Corporation tax paid	(3,125)	—

Capital expenditure and financial investment
Purchase of intangible fixed assets	(5,000)	(7,500)

Net cash outflow from capital expenditure and financial investment	(5,000)	(7,500)

Cash outflow before management of liquid resources and financing	(15,592)	(13,100)

Financing
Issue of ordinary share capital	21,197	44
Expenses of issue of ordinary share capital	(1,310)	(117)
New loans and finance leases	173	—
Repayment of principal on loans and finance leases	(17,500)	(156)

Net cash inflow/(outflow) from financing	2,560	(229)

Decrease in cash	(13,032)	(13,329)

The accompanying notes are an integral part of these interim financial statements.

Amarin Corporation plc

Reconciliation of operating (loss)/profit to net cash outflow from operating activities (UK GAAP)

	Six months	Six months
	to	to
	30 June	30 June
	2003	2002
Unaudited	$’000	$’000

Operating (loss)/profit	(10,119)	5,647
Gain on renegotiation of a related party liability	(7,500)	—
Depreciation of tangible fixed assets	81	118
Amortisation of intangible fixed assets	2,696	2,873
Loss on translation of foreign currency balances	35	2,230
Decrease/(increase) in stocks	1,396	(3,919)
Decrease/(increase) in debtors	11,910	(17,322)
(Decrease)/increase in trade creditors	(516)	4,448
Decrease in other creditors	(7,742)	—
Increase/(decrease) in other taxation and social security	98	(418)
Increase in accruals and deferred income	4,937	741
Decrease in provisions	(5)	—

Net cash outflow from operating activities	(4,729)	(5,602)

The accompanying notes are an integral part of these interim financial statements.

Amarin Corporation plc

Notes to the unaudited condensed interim financial statements

1.	Going concern

These interim financial statements have been prepared on the going concern basis. As reported in the Group’s Form 20-F/A for the year ended 31 December, 2002 and in the ‘Management’s commentary on results’ section of these unaudited interim financial statements, the Group only has cash resources to fund its operations into the fourth quarter of this year.

The Group needs to raise additional capital in order to repay Elan and to fund its working capital requirements beyond the fourth quarter of 2003. The Group may do so through such means as the issuance of further shares, the creation of convertible debt, or the disposal of certain assets, potentially including its primary care portfolio, its Swedish subsidiary, Amarin Development AB, or other assets. At the present time, the Group is pursuing the sale of Amarin Development AB and its portfolio of non-Parkinson drugs marketed by the Group’s US subsidiary. The Group has received interest from third parties to acquire these assets and continues to pursue this interest. There is no assurance that its efforts to re-finance or fund debt and other payment obligations or dispose of any assets will be successful. If its efforts are unsuccessful, the Group will not be able to meet its payment obligations due at 31 December, 2003 or fund its business beyond the fourth quarter of 2003.

The Group’s ability to execute its business strategy and sustain its infrastructure at its current level will be impacted by when, and whether or not, the Group is able to raise additional capital. The consolidated interim financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amount and classification of liabilities or any other adjustments that might be necessary should the Group be unable to continue as a going concern.

2.	Preparation of interim financial statements

The accompanying interim financial statements as of and for the six months ended 30 June, 2003 and 2002 are unaudited and have been prepared in accordance with generally accepted accounting principles in the United Kingdom (“UK GAAP”) for interim financial information. Accordingly, the information set out in these unaudited interim financial statements does not comprise statutory accounts within the meaning of the Companies Act 1985.

UK GAAP differs in certain significant respects from generally accepted accounting principles in the United States (“US GAAP”). These differences have a material effect on net income/(loss) and the composition of the shareholders’ equity. A reconciliation of net (loss)/profit and shareholders’ (deficit)/equity from UK GAAP to US GAAP is set forth in note 7 and summary consolidated cash flows presented under US GAAP is set forth in note 8.

These unaudited interim financial statements have been prepared in accordance with the accounting policies set out in, and should be read in conjunction with, Amarin’s Annual Report and Forms 20-F and 20-F/A for the year ended 31 December, 2002. In the opinion of management, all adjustments, consisting only of normal recurring adjustments, considered necessary for a fair presentation of Amarin Corporation plc and its consolidated subsidiaries have been included in these unaudited interim financial statements. Operating results for the six months ended 30 June, 2003, are not necessarily indicative of the results that may be expected for the year ending 31 December, 2003.

On 1 January 2003, our functional and reporting currency was changed to US dollars from pounds sterling. The comparative financial data included in these unaudited interim financial statements, which have historically been reported in pounds sterling, have been recalculated as if converted to US dollars at the 31 December 2002 closing exchange rate of $1.6099 to £1.

Amarin Corporation plc

3.	Exceptional items

	Six months	Six months
	to	to
	30 June	30 June
	2003	2002
	$’000	$’000
	Unaudited	Unaudited

Permax charges —
Turnover	(6,147)	—
Cost of sales	(1,129)	—

	(7,276)	—
Gain on renegotiation of a related party liability	7,500	—

	224	—

In December 2002, a generic competitor to Permax® was launched (see ‘Management’s commentary on results’) and has resulted in a significant reduction in patient demand and increased wholesaler inventory levels. Accordingly, provisions totaling approximately $7.3 million have been booked in the period to 30 June 2003, to cover risk of returns, rebates and inventory losses.

In January 2003 we renegotiated our debt and deferred payment obligations with Elan and agreed to a reduction in the deferred consideration payable for the acquisition of Permax® of $7.5 million. The gain on this renegotiation of our deferred payment obligation has been reflected in the six months ended 30 June, 2003 as an exceptional credit to operating expenses.

4.	Stock

Stock comprises:

	30 June	31 December
	2003	2002
	$’000	$’000
	Unaudited	Unaudited

Raw materials and consumables	798	800
Finished goods and goods for resale	5,533	6,927

	6,331	7,727

5.	(Loss)/earnings per share

Basic loss per share as at 30 June 2003 is calculated on the loss on ordinary activities after taxation of $10,709,000 (30 June 2002: profit of $9,103,000) and on 16,250,000 ordinary shares (30 June 2002: 9,838,000 ordinary shares), being the weighted average number of ordinary shares in issue and ranking for dividend during the period. Fully diluted earnings per share is calculated using the weighted average number of ordinary shares in issue, adjusted to reflect the effect when the cumulative preference shares to be converted to additional ordinary shares, together with the effect of exercising those share options granted where the exercise price is less than the average market price of the ordinary shares during the period.

Amarin Corporation plc

6.	Share premium account and reserves

	Share	Profit
	premium	and loss
	account	account
Unaudited	$’000	$’000

At 1 January 2003	61,146	(84,759)
Premium on share issue	11,179	—
Share issuance costs	(1,310)	—
Loss for the period	—	(10,733)
Exchange difference on consolidation	—	36

At 30 June 2003	71,015	(95,456)

7.	Reconciliation from UK to US GAAP

		Six months	Six months
		to	to
		30 June	30 June
		2003	2002
		$’000	$’000
	Note	Unaudited	Unaudited

Net (loss)/profit in accordance with UK GAAP		(10,709)	9,103
Adjustment for change in functional and reporting currency	A	—	(931)
Adjustment for gain on securities available-for-sale		10	72
Adjustment for stock-based compensation and National Insurance		64	1,182
Adjustment for treatment of intangible fixed asset		256	144
Gain on renegotiation of a related party liability	B	(7,500)	—
Imputed interest on non-interest bearing debt		(254)	(229)
Reversal of transdermal accrual		—	(375)
Adjustment for revenue recognition		347	56
Adjustment to Permax® purchase consideration		(1,211)	(485)

Net (loss)/profit as adjusted to US GAAP		(18,997)	8,537

	$	$

US GAAP net (loss)/earnings per ordinary share — diluted	(1.17)	0.72
US GAAP net (loss)/earnings per ordinary share — basic	(1.17)	0.87

	Number	Number
	'000	'000

Shares used in computing per ordinary share — diluted	16,336	11,867
Shares used in computing per ordinary share — basic	16,250	9,838

     Basic US GAAP (loss)/earnings per share as at 30 June 2003 are calculated based on the loss on ordinary activities after taxation, $18,997,000 (30 June 2002: profit of $11,611,000) and on 16,250,000 (30 June 2002: 9,838,000) ordinary shares, being the weighted average number of ordinary shares in issue and ranking for dividend during the period. The diluted earnings per share take options and warrants into account.

Within operating expenses on the face of the UK GAAP profit and loss account are certain items which are disclosed as exceptional. Under US GAAP these items would not represent extraordinary items and would, therefore, not be disclosed separately within the category of operating expenses to which they relate.

Amarin Corporation plc

Reconciliation from UK to US GAAP (cont’d)

	Six months	Year
	ended	ended
	30 June	31 December
	2003	2002
	$’000	$’000
	Unaudited	Unaudited

Shareholders’ equity/(deficit) in accordance with UK GAAP	2,982	(6,208)
Adjustment for gain on securities available-for-sale	16	6
Adjustment for National Insurance on stock options	114	50
Adjustment for treatment of intangible fixed asset	(4,469)	(4,725)
Adjustment for revenue recognition	(631)	(964)
Imputed interest on non-interest bearing debt	206	449
Adjustment for preferred dividend	546	522
Adjustment to Permax® purchase consideration	988	2,146

Shareholders’ deficit equity in accordance with US GAAP	(248)	(8,724)

     A. Adjustment for change in functional and reporting currency

On 1 January 2003, the functional and reporting currency for the Group was changed to US dollars from pounds sterling. Under UK GAAP, the comparative amounts as of 30 June 2002, which have historically been reported in pounds sterling, have been recalculated as if converted to US dollars at the 31 December 2002 closing exchange rate of $1.6099 to £1.

Under US GAAP, the comparative amounts as of 30 June 2002 would be converted to US dollars at the weighted average exchange rate applicable for the period under review. For the six months ended 30 June 2002, the rate was $1.4451. Accordingly, the following adjustments would be required to be made to the UK GAAP Consolidated Profit and Loss Account to arrive at the US GAAP Profit and Loss Account for the six months ended 30 June 2002.

Unaudited	$’000

Turnover
Continuing operations	(4,080)

Cost of sales
Continuing operations	1,585

Gross profit
Continuing operations	(2,495)

Operating expenses
Continuing operations	1,917
Discontinued operations	1

(1,918)

Operating (loss)/profit
Continuing operations	(578)
Discontinued operations	1

(577)

Interest receivable and similar income	(5)
Interest payable and similar charges	80
Foreign exchange	(382)

Profit on ordinary activities before tax	(884)
Tax on profit on ordinary activities	(47)

Profit for the financial period	(931)

Amarin Corporation plc

     B. Gain on renegotiation of a related party liability

     Under UK GAAP the Company has recognised a gain on the renegotiation of a liability due to a related party. Under US GAAP the extinguishment of a related party liability is considered a contribution to capital.

8.	Summary consolidated cashflows under US GAAP

	Six months	Six months
	to	to
	30 June	30 June
	2003	2002
	$’000	$’000
	Unaudited	Unaudited

Net cash used by operating activities	(10,568)	(5,334)
Net cash provided/(used) by financing activities	2,558	(218)
Net cash used by investing activities	(5,022)	(7,777)

Net decrease in cash and cash equivalents	(13,032)	(13,329)

Cash at beginning of period	24,264	33,306
Cash and cash equivalents at end of period	11,232	19,977

Net decrease in cash and cash equivalents	(13,032)	(13,329)

The comparative amounts above have been translated using the US GAAP reporting currency rules at the 30 June 2002 exchange rate of $1.5328 to £1.

9.	Subsequent events

Significant events since 30 June 2003 are set out in the “Recent developments” section of the “Management commentary on results” on pages 4 to 6.